EXHIBIT 99.2

FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Mercator Minerals Ltd. (the “Company”) 1050 – 625 Howe Street Vancouver, British Columbia V6C 2T6

ITEM 2.	DATE OF MATERIAL CHANGE December 20, 2012

ITEM 3.	NEWS RELEASE The news release dated December 20, 2012 was disseminated through Marketwire and is available on the SEDAR website (www.sedar.com).

ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company has executed an agreement with RMB Australia Holdings Limited (“RMB”) for a $30 million corporate debt facility (“Facility”), arranged by RMB Resources Inc., a resource financing division of the FirstRand Group of South Africa. The Company has drawn down $27.3 million of the Facility.  The remainder of the Facility will be available to the Company once certain security is registered in Mexico.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE See the news release attached as Schedule “A” hereto.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102 Not applicable.

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Marc LeBlanc Title: Corporate Secretary Telephone: 778-330-1292

ITEM 9.	DATE OF REPORT December 20, 2012

Schedule “A”

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-27

Mercator Minerals Secures Debt Facility to Replace
El Pilar Pre-Construction Credit Facility
 (All US$ unless otherwise specified)

Vancouver, British Columbia – December 20, 2012– Mercator Minerals Ltd. (TSX:ML) (“Mercator” or “Company”), further to the Company’s September 28, 2012 press release, is pleased to announce that it has executed an agreement with RMB Australia Holdings Limited (“RMB”) for a $30 million corporate debt facility (“Facility”), arranged by RMB Resources Inc., a resource financing division of the FirstRand Group of South Africa. The Company has drawn down $27.3 million of the Facility.  The remainder of the Facility will be available to Mercator once certain security is registered in Mexico.

The Facility terms include:
●	Full payment due December 20, 2015 bearing interest at LIBOR plus 7.0% per annum,
●	Warrants issued today will entitle RMB to purchase up to 13,864,300 common shares of the Company for 48 months at C$0.52 per common share,
●	Security interests granted to the lender which include a first ranking charge over the El Pilar project and a pledge of the securities of certain of certain of Mercator’s subsidiaries,
●	Pre-payment without penalty.

The Facility includes an arrangement fee of 4.5% of the Facility amount payable to RMB Resources Inc.  The drawn down portion of the Facility was used to repay the Company’s C$25.0 million El Pilar pre-construction credit facility (“PCF”) which was due January 2013, the arrangement fee payable to RMB Resources Inc., and the due diligence and legal costs incurred to date by RMB associated with the Facility.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, the anticipated amount and other terms and fees associated with the Facility, the proposed use of proceeds, and the completion of the transaction, which are based on certain assumptions, including that all conditions and requirements will be satisfied and all necessary approvals will be obtained in a timely manner, and that general, industry specific and lender-specific credit conditions will remain stable,.  These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, delays in obtaining all required consents and approvals, lack of satisfaction of requirements or conditions, that specific and general credit condition worsen, and changes in general economic conditions or conditions in the financial markets, and other risks associated with the Company and its operations, generally, including the risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on SEDAR (www.sedar.com). The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.